P.E. 2/11/02

02014950

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

SEC RECEIVED PROCESSING
FEB 15 2002
WASH. D.C. 340 SECTION

For the month of February, 2002

INTIER AUTOMOTIVE INC.
(Exact name of Registrant as specified in its Charter)

521 Newpark Boulevard, Newmarket, Ontario, Canada L3Y 4X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F XX Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

INTIER AUTOMOTIVE INC. (Registrant)

PROCESSED
FEB 22 2002
THOMSON FINANCIAL

By: /s/ Bruce R. Cluney
Bruce R. Cluney
Secretary

Date: February 13, 2002

6KFiling11intier.wpd

EXHIBITS

Exhibit 1	Press release issued February 13, 2002 in which the Registrant announced its unaudited comparative consolidated financial statements for its fourth quarter ended December 31, 2001.

Intier Automotive Inc.

521 Newpark Boulevard
Newmarket, Ontario, Canada L3Y 4X7
Tel (905) 898-5200
Fax (905) 898-6093

PRESS RELEASE

INTIER ANNOUNCES FOURTH QUARTER AND YEAR TO DATE RESULTS

February 13, 2002, Newmarket, Ontario, Canada....Intier Automotive Inc. (TSE: IAI.A; NASDAQ: IAIA) today reported financial results for the fourth quarter and fiscal year ended December 31, 2001. Diluted earnings per share for the fourth quarter ended December 31, 2001 improved to $0.25 as compared to pro forma diluted earnings per share of $0.08 for the fourth quarter ended December 31, 2000. For the year ended December 31, 2001, pro forma diluted earnings per share improved to $0.90 compared to pro forma diluted earnings per share of $0.60, for the year ended December 31, 2000.

All results are reported in millions of U.S. dollars, except earnings per share figures

	THREE MONTH PERIOD ENDED DECEMBER 31		YEAR ENDED DECEMBER 31	
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	2001	2000	2001	2000
Sales	$ 866.7	$ 806.5	$ 3,268.1	$ 2,970. 9
Operating income	$ 27.5	$ 18.5	$ 101.6	$ 93.5
Net income	$ 12.7	$ 6.5	$ 39.9	$ 34.7
Diluted earnings per share (1)	$ 0.25	$ -	$ 0.37	$ -
Pro forma diluted earnings per share (2)	$ 0.25	$ 0.08	$ 0.90	$ 0.60

(1) The reorganization and new capital structure of the company was established at the beginning of August 2001. As a result, diluted earnings per share for the fiscal year ended December 31, 2001 are calculated based upon the net income for the five month period ended December 31, 2001. Historical earnings per share have not been presented since they are not comparable or meaningful. For more information see note 1 to the attached Consolidated Financial Statements.

(2) For more information see note 2 to the attached Consolidated Financial Statements.

Sales increased 7% to $866.7 million for the three month period ended December 31, 2001 compared to $806.5 million for the three month period ended December 31, 2000. North American production sales grew 6% to $491.2 million in the fourth quarter of 2001 compared to

$463.6 million in the fourth quarter of 2000. This increase was achieved at a time when North American vehicle production volumes declined by approximately 4% to 3.9 million units for the three months ended December 31, 2001 as compared to 4.1 million units for the three months ended December 31, 2000. North American average content per vehicle increased 11% to $125 for the fourth quarter of 2001 compared to $113 for the fourth quarter of 2000 primarily due to favourable product mix on the production volumes of the Ford Escape/Mazda Tribute and DaimlerChrysler Minivan, and the launch of a number of new programs including the Company's overhead system, seat tracks and window regulators supplied for the Dodge Ram Pickup, the complete seats and overhead system for the Saturn Vue and the cockpit module, door panels and overhead system for the Cadillac CTS.

Western European production sales were $243.3 million for the fourth quarter of 2001 compared to $217.0 million for the fourth quarter of 2000. Western European average content per vehicle increased 22% to $61 for the fourth quarter of 2001 compared to $50 for the fourth quarter of 2000. The increase in average content per vehicle was primarily a result of the production of cockpit modules, door panels and other interior components for the BMW Mini and the production of the complete seats for the Ford Transit and the complete seats for the General Motors Vivaro/Renault Traffic. Western European vehicle production volumes declined by approximately 7% to 4.0 million units for the three months ended December 31, 2001 as compared to 4.3 million units for the three months ended December 31, 2000.

Consolidated tooling and engineering sales for the three month period ended December 31, 2001 grew by 5% to $132.2 million from $125.9 million for the three month period ended December 31, 2000.

Operating income for the three month period ended December 31, 2001 was $27.5 million compared to $18.5 million for the comparable period of the prior year. On a pro forma basis, however, operating income increased by 108% to $27.5 million for the three month period ended December 31, 2001 compared to pro forma operating income of $13.2 million for the three month period ended December 31, 2000. The increase in pro forma operating income was primarily attributable to higher sales and gross margin related to the higher average content per vehicle.

Diluted earnings per share was $0.25 for the three months ended December 31, 2001 compared to a pro forma diluted earnings per share of $0.08 for the three months ended December 31, 2000. On a year to date basis, pro forma diluted earnings per share was $0.90 for the twelve months ended December 31, 2001 compared to $0.60 for the twelve months ended December 31, 2000.

During the fourth quarter of fiscal 2001, cash generated from operations before changes in working capital was $51.3 million. Total investment activities during the fourth quarter of fiscal 2001 were $31.5 million, including $31.7 million in fixed assets additions.

Commenting on the fourth quarter results, Mr. Donald Walker, the President and Chief Executive Officer of the Company, stated that "We are pleased with the progress we have made in 2001 as a Public Company. We have continued to grow both sales and earnings in the fourth quarter as well as the full year amidst declining vehicle production volumes and the successful launching of significant new programs".

At its meeting today, Intier Automotive's Board of Directors declared a dividend in respect of the fourth quarter of 2001 of US$0.05 per share on the Class A Subordinate Voting and Class B Shares payable on March 15, 2002 to shareholders of record on February 28,2002. The Board also declared a dividend of US$2,812,500 on the outstanding Convertible Series 1 and 2 Preferred Shares payable on April 1, 2002 to holders of the Convertible Series Preferred Shares of record on February 28, 2002.

2002 OUTLOOK

The Company's results are likely to be impacted by the current economic conditions including an anticipated decline in vehicle production volumes of 2% in North America and 14% in Western Europe in the first quarter of 2002 compared to the first quarter of 2001.

The Company expects first quarter 2002 average content per vehicle in North America to range between $125 to $130 and in Europe between $65 and $70. Based on lower production volumes, increased average content per vehicle in North America and Europe and expected tooling and engineering sales, the Company expects its sales to increase for the first quarter of 2002 to an approximate range of $825 million to $875 million, compared to first quarter 2001 sales of $822 million.

For the full year, North American production volumes are expected to decline by approximately 3% to 15.3 million units. Western Europe production volumes are expected to decline by approximately 3% to 15.9 million units. Based on these volume estimates, product mix assumptions and lower tooling sales estimates, 2002 total sales are expected to approximate $3.5 billion.

Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world and employs approximately 20,000 people at 64 manufacturing facilities, and 19 product development, engineering and testing centers in North America, Europe, Brazil, Japan and China.

Intier will hold a conference call to discuss the fourth quarter results and other developments on Thursday, February 14, 2002, at 2:00 p.m. EST (Toronto Time). The number to use for this call is 1 800 634 1567. Overseas callers should use 212 346 6398. Please call in 10 minutes prior to the conference call. For anyone unable to listen to the scheduled call, the rebroadcast number will be 1 800 558 5253 (reservation number is 20291939) and will be available until Thursday, February 21, 2002. The conference call will be chaired by Don Walker, President and Chief Executive Officer and Michael McCarthy, Executive Vice-President and Chief Financial Officer.

For further information please contact Michael McCarthy, Executive Vice-President and Chief Financial Officer of Intier at (905) 830-5824. For teleconferencing questions, please call Karen Lesey at Intier at (905) 898-5200 Ext. 7042.

This press release may contain forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause actual future results and performance of Intier Automotive Inc. (the "Company") to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality, including reductions or increases in production volumes; trade and labour disruption; pricing concessions and cost absorptions; product warranty, recall and product liability costs; the Company's financial performance; changes in the economic and competitive markets in which the Company competes; relationships with OEM customers; customer price pressures; the Company's dependence on certain vehicle programs; currency exposure; energy prices; and certain other risks, assumptions and uncertainties disclosed in the Company's public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

INTIER AUTOMOTIVE INC.
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	As at December 31, 2001 (audited)	As at December 31, 2000 (audited)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 77.1	$ 51.6
Accounts receivable	574.3	476.4
Inventories	240.9	223.1
Prepaid expenses and other	23.6	37.2
	915.9	788.3
Fixed assets, net	424.0	416.6
Goodwill, net	132.5	150.2
Future tax assets	96.0	102.1
Other assets	11.0	8.5
	$ 1,579.4	$ 1,465.7

LIABILITIES AND SHAREHOLDERS' EQUITY AND MAGNA'S NET INVESTMENT

Current liabilities:		
Bank indebtedness	$ 46.0	$ 9.9
Accounts payable	527.6	424.3
Accrued salaries and wages	53.7	44.8
Other accrued liabilities	49.6	28.0
Income taxes payable	1.8	13.5
Long-term debt due within one year	6.8	8.2
	685.5	528.7
Long-term debt	30.6	32.2
Other long-term liabilities	22.1	21.9
Convertible Series Preferred Shares	194.6	-
Future tax liabilities	35.0	30.8
Minority interest	1.7	1.9
Shareholders' equity and Magna's net investment:		
Convertible Series Preferred Shares	31.4	-
Class A Subordinate Voting Shares	71.7	-
Class B Shares	495.8	-
Retained earnings	15.9	-
Currency translation adjustment	(4.9)	-
Magna's net investment	-	850.2
	609.9	850.2
	$ 1,579.4	$ 1,465.7

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF INCOME, RETAINED EARNINGS AND MAGNA'S NET INVESTMENT

(U.S. dollars in millions, except per share figures and number of shares)

	Three months ended December 31,		Twelve months ended December 31,	
	2001	2000	2001	2000
	(unaudited)		(audited)	
Sales	$ 866.7	$ 806.5	$3,268.1	$2,970.9
Cost of goods sold	764.7	717.3	2,861.6	2,605.5
Depreciation and amortization	21.5	20.0	88.0	86.1
Selling, general and administrative	41.2	40.9	163.4	151.8
Affiliation fees and other charges	11.8	9.8	53.5	34.0
Operating income	27.5	18.5	101.6	93.5
Interest expense, net	0.1	6.6	16.2	27.4
Amortization of discount on Convertible Series Preferred Shares	2.9	-	4.8	-
Equity loss	-	0.1	0.4	0.7
Income before income taxes and minority interest	24.5	11.8	80.2	65.4
Income taxes	12.1	5.5	40.7	30.9
Minority interest	(0.3)	(0.2)	(0.4)	(0.2)
Net income	12.7	6.5	39.9	34.7
Financing charge on Convertible Series Preferred Shares	(0.7)	-	(0.9)	-
Net income attributable to Class A Subordinate Voting and Class B Shares	12.0	6.5	39.0	34.7
Retained earnings and Magna's net investment, beginning of period	5.9	879.6	850.2	781.8
Net (distribution to) contribution by Magna	-	(39.9)	(869.5)	46.6
Dividends on Class A Subordinate Voting and Class B Shares	(2.0)	-	(2.0)	-
Change in currency translation adjustment	-	4.0	(1.8)	(12.9)
Retained earnings and Magna's net investment, end of period	$ 15.9	$ 850.2	$ 15.9	$ 850.2
Earnings per Class A Subordinate Voting or Class B Share (note 1)				
Basic	$ 0.25	-	$ 0.37	-
Diluted	$ 0.25	-	$ 0.37	-
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)				
Basic	48.2	-	47.9	-
Diluted	63.1	-	62.8	-
Pro forma earnings per Class A Subordinate Voting or Class B Share (note 2)				
Basic	$ 0.25	$ 0.08	$ 0.91	$ 0.60
Diluted	$ 0.25	$ 0.08	$ 0.90	$ 0.60
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)				
Basic	42.8	42.8	44.9	42.8
Diluted	63.1	42.8	59.8	42.8

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Three months ended December 31, 2001	Three months ended December 31, 2000	Twelve months ended December 31, 2001	Twelve months ended December 31, 2000
	(unaudited)		(audited)	
Cash provided from (used for):				
OPERATING ACTIVITIES				
Net income	**$ 12.7**	$ 6.5	**$ 39.9**	$ 34.7
Items not involving current cash flows	38.6	13.4	101.2	69.0
	51.3	19.9	**141.1**	103.7
Change in non-cash working capital	**34.5**	51.4	**25.9**	(132.4)
	85.8	71.3	**167.0**	(28.7)
INVESTMENT ACTIVITIES				
Fixed asset additions	**(31.7)**	(30.4)	**(87.6)**	(104.3)
Increase in investments and other assets	**-**	-	**(5.0)**	-
Proceeds from disposition of fixed assets	**0.2**	1.4	**2.6**	3.8
	(31.5)	(29.0)	**(90.0)**	(100.5)
FINANCING ACTIVITIES				
Issue of Class A Subordinate Voting Shares, net	**-**	-	**71.7**	-
(Decrease) increase in bank indebtedness	**(58.7)**	0.5	**34.5**	(2.5)
(Repayments) issues of long-term debt	**(1.2)**	2.4	**(8.1)**	(1.8)
Net (distribution to) contribution by Magna	**(36.6)**	(41.0)	**(144.4)**	79.5
Dividends on Class A Subordinate Voting and Class B Shares	**(2.0)**	-	**(2.0)**	-
Dividends on Convertible Series Preferred Shares	**(1.9)**	-	**(1.9)**	-
	(100.4)	(38.1)	**(50.2)**	75.2
Effect of exchange rate changes on cash and cash equivalents	**(0.6)**	0.5	**(1.3)**	(1.9)
Net increase (decrease) in cash and cash equivalents during the period	**(46.7)**	4.7	**25.5**	(55.9)
Cash and cash equivalents, beginning of period	**123.8**	46.9	**51.6**	107.5
Cash and cash equivalents, end of period	**$ 77.1**	$ 51.6	**$ 77.1**	$ 51.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollar unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares)

(All amounts as at December 31, 2001 and years ended December 31, 2001 and 2000 are audited, and for the three months ended December 31, 2001 and 2000 are unaudited),

1. EARNINGS PER SHARE AND RETAINED EARNINGS FOR THE THREE AND TWELVE MONTH PERIODS ENDED DECEMBER 31 2001

Earnings per share and retained earnings for the three and twelve month periods ended December 31, 2001 include net income for the three and five month periods, subsequent to July 31, 2001, as the new capital structure described in Note 2 below was established at the beginning of August, 2001.

2. PRO FORMA EARNINGS PER SHARE FOR THE THREE AND TWELVE MONTH PERIODS ENDED DECEMBER 31, 2001 AND 2000

The following pro forma adjustments have been made to arrive at pro forma earnings per share for the three and twelve month periods ended December 31, 2001 and 2000:

- Adjustments to reflect the Company's new capital structure described below.
- Adjustments that give effect to the payment of the revised affiliation fees and social commitment fees pursuant to the affiliation and social commitment agreements;
- The Company's President and Chief Executive Officer's cash compensation arrangements; and
- The tax effect of the foregoing adjustments, where applicable, using an assumed income tax rate of approximately 40%.

Basic and diluted pro forma earnings per Class A Subordinate Voting or Class B Share is based on the public offering of 5,476,191 Class A Subordinate Voting Shares completed in August, 2001 and on the assumption that 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares were issued and outstanding for the entire periods presented.

The following table summarizes the calculation of pro forma earnings per share:

	Three months ended December 31		Twelve months ended December 31	
	2001	2000	2001	2000
Net income attributable to Class A Subordinate Voting and Class B Shares	$ 12.0	$ 6.5	$ 39.0	$ 34.7
Pro forma adjustments (net of tax effects):				
Amortization of discount on Convertible Series Preferred Shares	-	(2.9)	(6.1)	(11.0)
Interest on debt due to Magna	-	4.0	9.5	16.4
Net adjustments to affiliation fees and other corporate charges	-	(3.2)	(0.6)	(12.2)
Financing Charge on Convertible Series Preferred Shares	-	(0.8)	(0.8)	(2.1)
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$ 12.0	$ 3.6	$ 41.0	$ 25.8
Pro forma basic earnings per Class A Subordinate Voting or Class B Share	$ 0.25	$ 0.08	$ 0.91	$ 0.60
Pro forma diluted earnings per Class A Subordinate Voting or Class B Share	$ 0.25	$ 0.08	$ 0.90	$ 0.60
Average number of Class A Subordinate Voting or Class B Shares outstanding (in millions)				
Basic	42.8	42.8	44.9	42.8
Diluted	63.1	42.8	59.8	42.8